VA TECH

TELEFAX

An: To:	SEC	Datum: Date:	2004-03-10
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

SUPPL

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 3/12

VATECH

VA TECH ELIN EBG

PRESS INFORMATION

VA TECH ELIN EBG develops a new CO2 emission reduction concept for Mayr Melnhof Karton

- **Completion of an incineration plant in Hirschwang (Lower Austria)**
- **AWINA® - technology facilitates the environmentally compatible and sustainable use of residues**

VA TECH ELIN EBG has received an order from Mayr Melnhof Karton for the installation of a complete plant for the incineration of the entire production residues from its card plant at Hirschwang (Lower Austria). At the same time, an integrated energy management solution was developed, which as opposed to central incineration plants, uses all the waste heat produced during combustion for the generation of steam for card manufacture.

As a result of the use of this solution, consumption of primary energy in the form of natural gas has been cut and a considerable, related reduction in fossil CO2 emissions achieved. A further advantage lies in an easing of the burdens on landfills, where the residues were deposited up to now (resulting from the decomposition of used paper in water into paper fibres and synthetic materials).

The order incorporates the turn key supply of all plant components. Plant start-up will commence at the end of this year. Hand-over to the customers will follow in February 2005.

++++10.3.2004

The VA TECH ELIN EBG group, which is part of the listed VA Technologie AG (VA TECH), is a leading multi-local supplier of integrated electromechanical and electronic plants, systems and services for industrial, building and public-sector infrastructure. Company problem-solving competence covers the fields of industrial plant, building technology, facility management, energy supply, automation as well as drive technology and traction technology. Pursuant to IAS, during the 2002 financial year the Group achieved sales of EUR 573.3 m with a work force of 3,475.

This and other VA TECH ELIN EBG and VA TECH Group press releases are also available via the Internet under www.vatech.at und www.vatechelinebg.at , or can be individually received via an automatic subscriber service.

For further information please contact:

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: (+43/732) 6986-9222, Fax: (+43/732) 6980-3416
E-Mail: wolfgang.schwaiger@vatech.at

Christian Schrofler
Penzinger Straße 76, A-1140 Vienna
Tel: (+43/1) 89990-2374, Fax: (+43/1) 89990-5562374
E-Mail: christian.schrofler@vatech.at